UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


          ------------------------------------------------------------


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 19)

                              WMS INDUSTRIES INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  969-901-107
                                 (CUSIP Number)

                               Sumner M. Redstone
                                 200 Elm Street
                          Dedham, Massachusetts 02026
                           Telephone: (617) 461-1600
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                               September 22, 1995
            (Date of Event which Requires Filing of this Statement)


          -----------------------------------------------------------


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box is a fee is being paid with this statement / /.

CUSIP No.  969-901-107

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        SUMNER M. REDSTONE
- -----------------------------------------------------------------------------
        S.S. No.
- -----------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

/  /    (a)------------------------------------------------------------------

/  /    (b)------------------------------------------------------------------

(3)     SEC Use Only---------------------------------------------------------
- -----------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)----------------------------------
- -----------------------------------------------------------------------------

(5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e).
- -----------------------------------------------------------------------------

(6)     Citizenship or Place of Organization  United States
                                             --------------------------------
- ----------
Number of       (7)     Sole Voting Power              0
  Shares                                  -----------------------------------
Beneficially    (8)     Shared Voting Power        5,929,100*
 Owned by                                   ---------------------------------
   Each         (9)     Sole Dispositive Power     5,929,100**
Reporting                                      ------------------------------
  Person        (10)    Shared Dispositive Power        0
  With                                            ---------------------------
- ---------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person  5,929,100
                                                                 ------------

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)-----------------------------------------------------------
- -----------------------------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)    24.59%
                                                           ------------------

(14)    Type of Reporting Person (See Instructions)  IN
                                                    -------------------------

*Voting power subject to Voting Proxy Agreement described in Item 6. **Includes shares owned by National Amusements, Inc.

CUSIP No.  969-901-107

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        NATIONAL AMUSEMENTS, INC.
- -----------------------------------------------------------------------------
        I.R.S. Identification No. 04-2261332
- -----------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

/  /    (a)------------------------------------------------------------------

/  /    (b)------------------------------------------------------------------

(3)     SEC Use Only --------------------------------------------------------
- -----------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)----------------------------------
- -----------------------------------------------------------------------------

(5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e).
- -----------------------------------------------------------------------------

(6)     Citizenship or Place of Organization  Maryland
                                             --------------------------------

- ----------
Number of         (7)     Sole Voting Power       0
  Shares                                     --------------------------------
Beneficially      (8)     Shared Voting Power     2,895,300*
 Owned by                                      ------------------------------
   Each           (9)     Sole Dispositive Power  2,895,300
Reporting                                       -----------------------------
  Person         (10)     Shared Dispositive Power  0
  With                                             --------------------------
- ----------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person  2,895,300
                                                                  -----------

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)-----------------------------------------------------------
- -----------------------------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)      12.01%
                                                            -----------------

(14)    Type of Reporting Person (See Instructions)  CO
                                                    -------------------------

*Voting power subject to Voting Proxy Agreement described in Item 6.

     This Amendment No. 19 hereby amends the Statement on Schedule 13D, previously filed by Mr. Sumner M. Redstone and National Amusements, Inc. with respect to the common stock, $.50 par value (the "Common Stock"), of WMS Industries Inc. ("WMS"), as follows:

Item 2.         Identity and Background
                -----------------------

     Item 2 is hereby amended as follows:

     Mr. Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman, President and Chief Executive Officer of NAI, 200 Elm Street, Dedham, Massachusetts 02026; Chairman of the Board of Viacom Inc., 200 Elm Street, Dedham, Massachusetts 02026; and Chairman of the Board of the Company, 1515 Broadway, New York, New York 10036.

     National Amusements Inc. has its principal executive offices at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theatres and holding the common stock of Viacom. Mr. Sumner M. Redstone may be deemed to be a beneficial owner of of the issued and outstanding shares of capital stock of NAI.

     The directors and executive officers of NAI are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

          (i)     name;

          (ii)    business address (or residence address


          (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     All of the directors and executive officers of National Amusements, Inc. are citizens of the United States.

     During the last five years, neither of the Reporting Persons nor any person listed on Schedule I have been convicted in a criminal proceeding or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.         Interest in Securities of the Issuer
                ------------------------------------

     Item 5 is amended and supplemented as follows:

          (a) National Amusements, Inc. is currently the beneficial owner, with sole dispositive and shared voting power of 2,895,300 shares, or approximately 12.01%, of the issued and outstanding Common Stock of WMS (based on the number of shares of Common Stock that were issued and outstanding as of June 30, 1995).

          (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and shared voting power, of 3,033,800 shares, or approximately 12.58%, of the issued and outstanding shares of the Common Stock of WMS (based on the number of shares of Common Stock that were issued and outstanding as of June 30,
                  1995). As a result of his stock ownership in National Amusements, Inc., Mr. Sumner M. Redstone is deemed the beneficial  owner of an  additional  2,895,300  shares  of the issued and outstanding shares of Common Stock of WMS, for a total of 5,929,100 shares of the Common Stock, or approximately 24.59% of the issued and outstanding shares of Common Stock of WMS (based on the number of shares that were issued and outstanding as of June 30, 1995).


     All shared voting power described in paragraphs (a) and (b) of this Item 5 is pursuant to the Voting Proxy Agreement described in Item 6 hereof.

Item 6.         Contracts, Arrangements, Understandings or
                Relationship to Securities of the Issuer
                -------------------------------------------

     Item 6 is hereby amended and supplemented as follows:

     In connection with the granting of certain applications of WMS, certain subsidiaries of WMS and Mr. Louis J. Nicastro and Mr. Neil D. Nicastro, directors and executive officers of WMS, by the Nevada Gaming Commission for findings of suitability as a registered publicly traded corporation, as registered holding companies, licensure as a manufacturer and distributor of gaming devices, and for licensure or findings of suitability as directors and officers, respectively, on September 22, 1995, WMS delivered to the Nevada Gaming Commission a voting proxy agreement (the "Voting Proxy Agreement"), dated as of August 25, 1995, pursuant to which Mr. Sumner M. Redstone and National Amusements, Inc. each constituted and appointed Mr. Louis J. Nicastro and, if he is unable to perform his duties under the Voting Proxy Agreement, Mr. Neil D. Nicastro, each having been appointed individually, as Proxy Holder with full power and substitution during and for the term of the voting proxy, to vote all shares of Common Stock of WMS owned by Mr. Sumner M. Redstone and National Amusements, Inc. as the proxy of Mr. Sumner M. Redstone and National Amusements, Inc., at any annual, special or adjourned meeting of the stockholders of WMS, including the right to execute consents, certificates or other documents relating to WMS that the law of the State of Delaware may permit or require on any and all matters which may be presented to the stockholders of WMS. The term of the Voting Proxy Agreement is for 10 years from August 25, 1995, unless sooner terminated upon 30 days written notice. The Voting Proxy Agreement will be deemed terminated as to any subject matter that will be presented for approval, consent or ratification to the stockholders of WMS if WMS fails to give Mr. Sumner M. Redstone and National Amusements, Inc. 45 days notice of such subject matter. The Voting Proxy Agreement will also terminate if Mr. Sumner M. Redstone and National Amusements, Inc., pursuant to pending applications with the Nevada Gaming Authorities, are found suitable as stockholders of WMS by the Nevada Gaming Authorities or are no longer subject to the provisions of Nevada gaming laws applicable to holders of more than 10% of the Common Stock of WMS. The Voting Proxy Agreement is not applicable to any shares of Common Stock of WMS sold or otherwise disposed of by Mr. Sumner M. Redstone or National Amusements, Inc. Mr. Sumner M. Redstone and National Amusements, Inc. have agreed to give notice of any sale or disposition to the Chairman of the Nevada State Gaming Control Board within 10 days after such sale or disposition. Two years before the expiration of the Voting Proxy Agreement, the parties may agree to extend the term thereof for an additional 10 years. The description of the

Voting Proxy Agreement set forth above is subject to and qualified in its entirety by reference to the Voting Proxy Agreement, a copy of which is annexed hereto as Exhibit 99.1 under Item 7 hereof and which is incorporated by reference herein.

Item 7.         Material to be Filed as Exhibits
                --------------------------------

99.1            Voting Proxy Agreement

                                                Schedule I

                                            Executive Officers

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------
Sumner M. Redstone*              Viacom Inc.                  Chairman of the Board       National Amusements, Inc.
                                 1515 Broadway                of Viacom Inc.; Chairman    200 Elm Street
                                 New York, NY  10036          of the Board and            Dedham, MA  02026
                                                              President, Chief
                                                              Executive Officer of
                                                              National Amusements, Inc.

Shari Redstone*                  National Amusements, Inc.    Executive Vice President    National Amusements,
                                 200 Elm Street               of National Amusements,     Inc.
                                 Dedham, MA  02026            Inc.                        200 Elm Street
                                                                                          Dedham, MA  02026

Jerome Magner                    National Amusements, Inc.    Vice President and          National Amusements, Inc.
                                 200 Elm Street               Treasurer of National       200 Elm Street
                                 Dedham, MA  02026            Amusements, Inc.            Dedham, MA  02026


                                                            DIRECTORS

George S. Abrams                 Winer & Abrams               Attorney                    Winer & Abrams
                                 One Court Street                                         One Court Street
                                 Boston, MA  02108                                        Boston, MA  02108

David Andelman                   Lourie and Cutler            Attorney                    Lourie and Cutler
                                 60 State Street                                          60 State Street
                                 Boston, MA  02109                                        Boston, MA  02109





- --------------------------
*  Also a Director

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------

Philippe P. Dauman*              Viacom International Inc.    Executive Vice President,   Viacom International Inc.
                                 1515 Broadway                General Counsel, Chief      1515 Broadway
                                 New York, NY  10036          Administrative Officer      New York, NY  10036
                                                              and Secretary of Viacom

Martin Davis                     Wellspring Associates Inc.   President of Wellspring     Wellspring Associates Inc.
                                 625 Fifth Avenue             Associates Inc.             625 Fifth Avenue
                                 New York, NY  10020                                      New York, NY  10020

Brent D. Redstone                31270 Eagle Crest Lane       Director of National        National Amusements, Inc.
                                 Evergreen, CO  80439         Amusements, Inc.            200 Elm Street
                                 [Residence]                                              Dedham, MA  02026

Phyllis Redstone                 99 Baldpate Hill Road        None                        N/A
                                 Newton Centre, MA  02159
                                 (Residence)



                                   Signatures
                                   ----------



     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



September 26, 1995                      /s/  Sumner M. Redstone
                                        ---------------------------------
                                             Sumner M. Redstone
                                             Individually



                                        National Amusements, Inc.


                                        By:  /s/ Sumner M. Redstone
                                            ------------------------------
                                             Sumner M. Redstone
                                             Chairman, President and
                                             Chief Executive Officer

                                 EXHIBIT INDEX


99.1            Voting Proxy Agreement